FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Executive Officer
General Manager of Corporate Financial & Accounting Group

Date: August 22, 2008

Information furnished on this form:

EXHIBITS

Exhibit Number

English translation of Quarterly Report (“shihanki-houkokusho”) for the three months ended June  30, 2008 filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan

Information on Kyocera Corporation and its Consolidated Subsidiaries

Item 1.	Summary of Kyocera Corporation and its Consolidated Subsidiaries

1. Selected Financial Data (Unaudited)

Periods	Three months ended June 30, 2008	Year ended March 31, 2008
	(Yen in millions, except per share amounts and employees)
Net sales	331,758	1,290,436
Income before income taxes	36,905	174,842
Net income	21,962	107,244
Stockholders’ equity	1,498,242	1,451,165
Total assets	2,078,635	1,976,746
Stockholders’ equity per share	7,903.51	7,659.72
Earnings per share—Basic	115.89	566.58
Earnings per share—Diluted	115.82	565.80
Stockholders’ equity to total assets (%)	72.1	73.4
Cash flows from operating activities	40,638	196,935
Cash flows from investing activities	(173,240)	14,894
Cash flows from financing activities	(12,151)	(28,071)
Cash and cash equivalents at end of period	311,681	447,586
Number of employees	69,676	66,496

Note:

1.	The consolidated financial information is in conformity with accounting principles generally accepted in the United States of America.
The consolidated financial information is expressed rounding off to millions of yen.
2.	Earnings per share amounts are computed based on Statement of Financial Accounting Standards No. 128, “Earnings per Share.”
3.	Consumption taxes and local consumption taxes are not included in net sales.

2. Business Overview

The consolidated financial information of Kyocera Corporation and its consolidated subsidiaries (Kyocera) is prepared in conformity with accounting principles generally accepted in the United States of America. The scope of consolidation and application of equity method are also in accordance with accounting principles generally accepted in the United States of America. The descriptions in “Item 2. Business Results” and “Item 3. Equipment and Facilities” are also made as well.

As of June 30, 2008, Kyocera consists of a parent company, 175 consolidated subsidiaries, two non-consolidated subsidiaries accounted for by the equity method and nine affiliates accounted for by the equity method. Kyocera categorizes its operations into seven reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others.

During the three months ended June 30, 2008, there was no change in Kyocera’s principal businesses, and there were changes in subsidiaries as follows:

Telecommunications Equipment Group

On April 1, 2008, Kyocera acquired the mobile phone related business of SANYO Electronic Co., Ltd. (SANYO). As a result of this acquisition, Kyocera Telecom Equipment (Malaysia) Sdn. Bhd., a manufacturing company located in Malaysia, and Kyocera SANYO Telecom, Inc., a sales company of mobile phone handsets located in the United States of America, are newly consolidated by Kyocera.

3. Scope of Consolidation and Application of the Equity Method

As set forth in the above “Item 2. Business Overview”, the following two companies are consolidated by Kyocera.

Name	Country of Incorporation	Capital in Thousands	Percentage held by Kyocera	Main Business
Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.	Malaysia	MYR 28,000	100.00%	Manufacture of telecommunications equipment
Kyocera SANYO Telecom, Inc.	United States	US$ 10,000	100.00%	Sale of telecommunications equipment

4. Employees of Kyocera Corporation and its consolidated subsidiaries

Number of employees of Kyocera Corporation and its consolidated subsidiaries by reporting segments is as follows:

Number of Employees	As of June 30, 2008
Fine Ceramic Parts Group	3,700
Semiconductor Parts Group	9,881
Applied Ceramic Products Group	6,588
Electronic Device Group	23,607
Telecommunications Equipment Group	6,114
Information Equipment Group	13,128
Others	4,887
Corporate	1,771

Total	69,676

Note:	In the three months ended June 30, 2008, the number of employees increased by 3,180 due mainly to an increase in employees in the Telecommunications Equipment Group as a result of the acquisition of the mobile phone related business of SANYO.

Number of employees of Kyocera Corporation is as follows:

Number of Employees	As of June 30, 2008
Kyocera Corporation	14,006
Note:	In the three months ended June 30, 2008, the number of employees increased by 878 due mainly to an increase in employees as a result of the acquisition of the mobile phone related business of SANYO.

Item 2.	Business Results

1. Production, Orders and Distribution

As analyses of production, orders and distribution are similar to that of net sales, please refer to the results of each reporting segment set forth in “3. Analysis of Result of Operation and Financial Position.”

	Three months ended June 30, 2008
Production (Sales price)	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	19,766	5.8
Semiconductor Parts Group	42,737	12.6
Applied Ceramic Products Group	44,240	13.0
Electronic Device Group	70,456	20.8

Total Components Business	177,199	52.2
Telecommunications Equipment Group	75,008	22.1
Information Equipment Group	63,404	18.7

Total Equipment Business	138,412	40.8
Others	23,874	7.0

Production	339,485	100.0

	Three months ended June 30, 2008
Orders	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	19,124	5.5
Semiconductor Parts Group	41,470	11.8
Applied Ceramic Products Group	41,770	11.9
Electronic Device Group	70,743	20.1

Total Components Business	173,107	49.3
Telecommunications Equipment Group	89,527	25.5
Information Equipment Group	61,469	17.5

Total Equipment Business	150,996	43.0
Others	33,247	9.5
Adjustments and eliminations	(6,175)	(1.8)

Orders	351,175	100.0

2. Significant Contracts and Agreements

There is no significant contract or agreement newly concluded in the three months ended June 30, 2008.

3. Analysis of Result of Operation and Financial Position

(1) Results of Operations

	Three months ended June 30, 2008
	Amount	% to net sales
	(Yen in millions, except per share amounts and exchange rates)
Net sales	331,758	100.0
Profit from operations	27,962	8.4
Income before income taxes	36,905	11.1
Net income	21,962	6.6
Diluted earnings per share	115.82	—
Average exchange rates:
US$	105	—
Euro	163	—

	Three months ended June 30, 2008
Net Sales by Reporting Segments	Amount	% to net sales
	(Yen in millions)
Fine Ceramic Parts Group	18,776	5.7
Semiconductor Parts Group	41,167	12.4
Applied Ceramic Products Group	41,163	12.4
Electronic Device Group	67,714	20.4

Total Components Business	168,820	50.9
Telecommunications Equipment Group	75,995	22.9
Information Equipment Group	61,114	18.4

Total Equipment Business	137,109	41.3
Others	32,178	9.7
Adjustments and eliminations	(6,349)	(1.9)

Net sales	331,758	100.0

	Three months ended June 30, 2008
Income before Income Taxes by Reporting Segments	Amount	% to net sales
	(Yen in millions)
Fine Ceramic Parts Group	1,800	9.6
Semiconductor Parts Group	6,198	15.1
Applied Ceramic Products Group	9,307	22.6
Electronic Device Group	5,229	7.7

Total Components Business	22,534	13.3
Telecommunications Equipment Group	1,151	1.5
Information Equipment Group	6,887	11.3

Total Equipment Business	8,038	5.9
Others	543	1.7
Operating profit	31,115	9.4
Corporate	4,181	—
Equity in earnings of affiliates and unconsolidated subsidiaries	1,485	—
Adjustments and eliminations	124	—

Income before income taxes	36,905	11.1

During the three months ended June 30, 2008, continuing concern over financial instability coupled with rising prices for crude oil and raw materials led to heightened likeliness of a slowdown in world economy. Corporate earnings and private capital investment posted sluggish growth, and personal consumption weakened due to deteriorating employment conditions in Europe and the United States, and to increasing global inflation fears.

In the digital consumer equipment market, which is the principal market for Kyocera, although production of personal computers was steady compared with the three months ended June 30, 2007, demand for mobile phone handsets with advanced functions slackened in the European and U.S. markets, and there were production adjustments in the Chinese market, which led to weakened surrounding environment for the components business. The solar energy market continued to expand on the back of burgeoning demand amid increasing awareness of solar power as a viable alternative energy.

Consolidated results by reporting segment are as follows:

1) Fine Ceramic Parts Group

This reporting segment includes fine ceramic components and automotive components. As a result of a decrease in sales of components for semiconductor fabrication equipment and automotive components, overall sales and operating profit in this reporting segment decreased compared with the three months ended June 30, 2007.

2) Semiconductor Parts Group

This reporting segment includes ceramic packages and organic packages.

Sales of ceramic packages for crystal and SAW devices and ceramic packages for image sensors increased, reflecting growing use in mobile phone handsets and digital still cameras. Furthermore, improved profitability was achieved for organic packages business through the effect of increased sales and productivity. As a result, overall sales and operating profit increased significantly compared with the three months ended June 30, 2007.

3) Applied Ceramic Products Group

This reporting segment includes solar cells and modules, solar power generating systems, cutting tools, medical and dental implants, and jewelry and applied ceramic related products. Both sales and operating profit in this reporting segment increased considerably in the three months ended June 30, 2008 compared with the three months ended June 30, 2007 due mainly to substantial growth in sales in the solar energy business overseas, notably in Europe and the United States.

4) Electronic Device Group

This reporting segment includes electronic components such as various types of capacitors, crystal related products and connectors, and thin-film products such as thermal printheads. Sales of crystal units and so forth for digital consumer equipment grew steadily in the three months ended June 30, 2008. However, a decline in unit selling prices for ceramic capacitors due to deterioration in the supply and demand relationship, particularly in Asia, led to decreases in overall sales and operating profit in this reporting segment compared with the three months ended June 30, 2007.

5) Telecommunications Equipment Group

This reporting segment includes mobile phone handsets as well as Personal Handyphone System (“PHS”) base stations and handsets. Sales in this reporting segment increased significantly during the three months ended June 30, 2008 compared with the three months ended June 30, 2007 due to the addition of the mobile phone business of SANYO in April and an increase in sales of PHS related products. Operating profit increased compared with the three months ended June 30, 2007 due to a successful reduction in production costs in the domestic mobile phone handset business and the positive effect of sales growth in PHS related products.

6) Information Equipment Group

This reporting segment includes ECOSYS brand printers and digital multifunctional peripherals. Both sales and operating profit in this reporting segment decreased in the three months ended June 30, 2008 compared with the three months ended June 30, 2007 due to weakened demand for printers and digital multifunctional peripherals on the back of a decline in investment in information equipment in the corporate sector reflecting sluggish market conditions in the United States, coupled with a severe business environment, characterized in particular by intensifying price competition.

7) Others

This reporting segment includes various information and communications technology services and chemical materials for electronic components.

Sales in this reporting segment in the three months ended June 30, 2008 increased compared with the three months ended June 30, 2007 due primarily to increases in sales in the Information & Communication Technology business and the telecommunications engineering business of Kyocera Communication Systems Co., Ltd. Operating profit decreased compared with the three months ended June 30, 2007 due to an increase in overhead costs.

	Three months ended June 30, 2008
Net Sales by Geographic Segments	Amount	% to the total
	(Yen in millions)
Japan	139,835	42.1
United States of America	60,949	18.4
Europe	56,946	17.2
Asia	53,177	16.0
Others	20,851	6.3

Net sales	331,758	100.0

1) Japan

Sales increased compared with the three months ended June 30, 2007 due to an increase in sales in the Telecommunication Equipment Group, notably of mobile phone handsets.

2) United States of America

Sales decreased compared with the three months ended June 30, 2007 due mainly to a decline in sales of printers and digital multifunctional peripherals in the Information Equipment Group.

3) Europe

Sales increased compared with the three months ended June 30, 2007 due to sales growth in solar energy business in the Applied Ceramic Products Group.

4) Asia

Sales decreased compared with the three months ended June 30, 2007 due mainly to a decline in sales in the Electronic Device Group.

5) Others

Sales increased compared with the three months ended June 30, 2007 due to an increase in sales of mobile phone handsets in the Telecommunication Equipment Group.

(2) Cash flow

1) Cash flows from operating activities

Net cash provided by operating activities in the three months ended June 30, 2008 increased by ¥5,628 million to ¥40,638 million compared with the three months ended June 30, 2007. Although there was a decrease in net income, it was more than offset by an increase due to cash inflows from receivables.

2) Cash flows from investing activities

Net cash used in investing activities in the three months ended June 30, 2008 increased by ¥138,180 million to ¥173,240 million compared with the three months ended June 30, 2007. This was due mainly to a large increase in acquisition of certificate deposits and time deposits, and payments for acquisitions of businesses.

3) Cash flows from financing activities

Net cash used in financing activities in the three months ended June 30, 2008 increased by ¥8,602 million to ¥12,151 million compared with the three months ended June 30, 2007. This was due mainly to an increase in payments of short-term debt and a decrease in reissuance of treasury stock.

Cash and cash equivalents at June 30, 2008 decreased by ¥135,905 million to ¥311,681 million, from ¥447,586 million at March 31, 2008.

(3) Management Challenges

Kyocera promotes “high-value-added diversification” as its medium-term management strategy to be “a creative company that continues to grow”. This involves ensuring that each business is highly profitable and pursuing synergies within Kyocera with the objective of driving sustainable growth even in an ever-changing business environment.

Kyocera faces the following challenges from the year ending March 31, 2009 onward, in light of the aforementioned medium-term management strategy.

1) Improve profitability in the Telecommunications Equipment Group

On April 1, 2008 Kyocera acquired the mobile phone related business of SANYO. As a result, the Telecommunications Equipment Group now generates the largest amount of sales among all of Kyocera’s reporting segments. Going forward, Kyocera seeks to achieve the following three goals as a means to swiftly improve profitability in such business: 1) expand sales and improve profitability in the mobile phone market in North America; 2) further expand market share and establish strong business foundations in the Japanese mobile phone market; and 3) expand the wireless telecommunication systems business.

2) Strengthen new product development and create new businesses

Kyocera promotes the development of small ceramics and organic packages in the Semiconductor Parts Group and electronic devices befitting sophisticated digital consumer equipment for the telecommunications and information processing market. Kyocera is also striving to increase the conversion efficiency of photovoltaic generating systems for the environmental preservation market. In addition, Kyocera seeks to create new businesses in key markets by leveraging its cutting-edge materials and components technologies amassed across departments within Kyocera. Specifically, Kyocera is pushing ahead with development aimed at quick commercialization of solid oxide fuel cells (SOFC) for household use by exploiting materials technology employed in fine ceramic parts.

(4) Research and Development Activities

Kyocera continuously aims at expanding sales and boosting profitability in its Components and Equipment Businesses. To achieve these objectives, Kyocera seeks to create new technologies, products and businesses by integrating group-wide management resources while advancing and focusing technological capabilities.

Kyocera will channel its energies into high-growth-potential areas; namely, the markets for telecommunications and information processing and for environmental preservation. Research and development activities are conducted in all of these markets in the realms of materials, components, devices and equipment. Specific initiatives in each reporting segment are as follows.

1) Fine Ceramic Parts Group

By making effective use of fine ceramic materials technology, processing technology and design technology, Kyocera is seeking to strengthen the development of fine ceramic components such as for next generation semiconductor processing equipment, and higher quality sapphire substrates for LEDs, the demand for which is expected to expand.

In the growing automotive market, efforts are being undertaken to develop products that meet the need for advanced electronics and safety and growing concerns with the environment. Specific endeavors include the development and production of glow plugs by fully utilizing the high temperature durability of ceramics and piezoelectric-stacks that enable precision control for the fuel injection of diesel engine cars, which are becoming more widespread in Europe.

2) Semiconductor Parts Group

Kyocera is advancing the development of new ceramic packages and organic packages for digital consumer equipment, where demand is expected to expand. In the ceramic package business, efforts are being made to develop smaller, thinner and more highly sophisticated ceramic packages with a variety of built-in functions that meet advancements in mobile phone handsets. In the organic package business, Kyocera is developing new flip chip packages for next-generation high-performance semiconductors and narrow pitch flip-chip system in a package (SiP) substrates to realize even thinner packages.

3) Applied Ceramic Products Group

While striving to further increase the conversion efficiency and cost reduction of solar cells for the environmental preservation market, Kyocera is developing a variety of next-generation solar cells.

4) Electronic Device Group

Kyocera develops small, thin ceramic capacitors and various filters for mobile phone handsets and other electronic products in the wireless telecommunications market. In the industrial machinery and automotive related market, Kyocera is developing various sensors and actuators through piezoelectric ceramic technology.

In thin film components, Kyocera is developing thermal printheads for high-resolution digital photo printers and small printer module units. Development is also being done towards the mass-producing of organic light emitting diode (OLED) displays that realize low power consumption and that have moving image quality seen as outstanding for mobile devices.

5) Telecommunications Equipment Group

By making effective use of component, device and software technologies within Kyocera, Kyocera is conducting research and development towards introduction of high-value-added products for the mobile telecommunications equipment market, in which functions are becoming increasingly advanced. In the domestic PHS market, Kyocera moved forward with development of new PHS base stations, which are smaller in size and reduce electricity consumption, PHS handsets that meet the market needs, and base stations for next generation PHS service, the provision of which will be commenced from 2009. In addition, Kyocera also pursued development of wireless broadband systems including iBurst® and WiMAX, which enable stable, high speed and high capacity communications.

6) Information Equipment Group

Kyocera is promoting the development of more color-based and solutions-oriented products based on the “ECOSYS” concept. Kyocera is pursuing this goal through the installation of our amorphous silicon photoreceptor drum with high abrasion resistance, which led to improved durability of engine, and further reduction of running costs and industrial wastes. Apart from bolstering the lineup for both black and white and color ECOSYS printers, copying machines and multifunction peripherals, Kyocera is advancing the development of document solutions products that can handle the integrated management of documents and digital information. Efforts are also being made to strengthen security functions.

7) Others

Kyocera Communications Systems Co., Ltd. is conducting the development of engineering, optimization of wireless telecommunication, and other related advance technologies by anticipating the needs of next-generation mobile telecommunication infrastructures such as WiMAX. In addition, Kyocera Communication Systems Co., Ltd. continues to develop authentication and security technologies, which seek to meet the needs of fast advancing next-generation networks.

Kyocera Chemical Corporation is currently strengthening the development of materials for semiconductor and electronic components. Focused efforts include the development of epoxy molding compounds for semiconductors and the development of conductive paste for electronic components.

Research and development expenses by reporting segment are as follows:

Three months ended June 30, 2008
Research and Development Expenses by Reporting Segments	Amount
(Yen in millions)
Fine Ceramic Parts Group	975
Semiconductor Parts Group	901
Applied Ceramic Products Group	1,150
Electronic Device Group	2,955

Total Components Business	5,981
Telecommunications Equipment Group	4,076
Information Equipment Group	5,127

Total Equipment Business	9,203
Others	1,730

Total Research and Development Expenses	16,914

% to net sales	5.1%

(5) Liquidity and Capital Resources

In the short term, Kyocera’s cash demand mainly arises from working capital requirements, capital expenditures required to expand its operations and payments of dividends to stockholders. Kyocera’s primary source of short-term liquidity is cash in hands and cash generated by operations. Certain subsidiaries also generate capital in the form of borrowings and debts from financial institutions. These borrowings and debts are mostly denominated in the U.S. dollar and the yen.

In the three months ended June 30, 2008, capital expenditures totaled ¥17,967 million, an increase of ¥2,923 million compared with the three months ended June 30, 2007. Research and development expenses totaled ¥16,914 million, an increase of ¥1,599 million compared with the three months ended June 30, 2007. Nearly all capital expenditures and Research and Development Expenses were funded by cash in hand or cash generated by operations.

Kyocera’s working capital amounted to ¥789,258 million at June 30, 2008, a decrease of ¥27,285 million from ¥816,543 million at March 31, 2008. This was due mainly to a decrease in cash and cash equivalents and increases in notes and accounts payable as a result of an acquisition of the mobile phone related business from SANYO.

Cash from operations generally has been sufficient to fund its working capital requirements and to fulfill its future capital expenditures, debt repayments and other obligations. As Kyocera’s cash and cash equivalents as of June 30, 2008 were ¥311,681 million, Kyocera believes that its working capital is sufficient for present and predictable future requirements.

Based on the resolution for the payment of year-end dividends at the general meeting of shareholders held on June 26, 2008, Kyocera paid cash dividends totaling ¥11,367 million, ¥60 per share on June 27, 2008 to all stockholders of record on March 31, 2008.

Any future significant deterioration in market demand for Kyocera’s products, or a slump in product prices to levels substantially below those projected by Kyocera, could adversely affect Kyocera’s operating results and financial position, possibly resulting in reduced liquidity.

(6) Significant Customer

In the three months ended June 30, 2008, Kyocera’s sales to KDDI Corporation Group amounted to ¥45,862 million, or 13.8% to consolidated net sales.

KDDI Corporation provides telecommunication services, and Kyocera sells mainly telecommunication equipment to KDDI Corporation. Kyocera Corporation made an equity investment in KDDI Corporation when it was founded, and currently a director of Kyocera Corporation is a member of the board of directors of KDDI Corporation. At June 30, 2008, Kyocera Corporation’s equity interest in KDDI Corporation was 12.76%. Kyocera serves KDDI Corporation as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI Corporation have been made on an arm’s -length basis. Kyocera expects that KDDI Corporation will remain a significant customer in the future.

Item 3.	Equipment and Facilities

(1) Significant Equipment and Facilities

As a result of the acquisition of the mobile phone related business from SANYO on April 1, 2008, Kyocera acquired the following equipment and facilities.

Name of Facilities	Location	Reporting Segment	Application of Equipment	Total Carrying Amounts	Number of employees
	(Yen in millions, except number of employees)
Kyocera Corporation
Osaka Daito Facility	Daito, Osaka	Telecommunications Equipment Group	Manufacture and Inspection of telecommunications equipment	10,533	666
Overseas Subsidiaries
Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.	Johor, Malaysia	Telecommunications Equipment Group	Manufacture of telecommunications equipment	3,468	2,376

(2) Material Sale and Disposal of Equipment and Facilities

Kyocera does not plan to sell or dispose equipment or facilities that significantly affect its production capability, except for the ordinary sale and disposal of equipment and facilities in the normal course of business.

Item 4.	Information on Kyocera Corporation

1. Authorized Capital and Common Stock

(1) Number of Authorized Capital and Common Stock

1) Authorized Capital

The total number of common stock authorized for issuance by Kyocera Corporation	600,000,000 shares

2) Number of Shares of Common Stock Issued

As of June 30, 2008, and August 11, 2008, 191,309,290 shares of common stock were issued, registered on Tokyo Stock Exchange, Osaka Securities Exchange in Japan and New York Stock Exchange in the United States as follows:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock	Tokyo Stock Exchange
Common Stock	Osaka Securities Exchange
American Depositary Share	New York Stock Exchange

(2) Stock Acquisition Rights

The following table shows stock acquisition rights issued pursuant to Articles 280-20 and 280-21 of the former Commercial Code of Japan.

<Stock acquisition rights approved at the stockholders’ meeting held on June 25, 2003>

As of June 30, 2008
Number of stock acquisition rights	1,110

Class of shares issued for stock acquisition rights	Common Stock

Number of shares issued for stock acquisition rights	111,000

Amount to be paid in upon exercise of stock acquisition rights	7,900

Exercise period for stock acquisition rights	From October 1, 2003 to September 30, 2008

Issue price of the shares to be issued upon exercise of stock acquisition rights	7,900

Amount out of issue price of new shares to be accounted as paid-in capital of Kyocera Corporation	3,950

Conditions for exercise of stock acquisition rights

(i) In order to exercise stock acquisition rights, the person who has been allocated such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of Kyocera Corporation or a subsidiary thereof at the time of exercise.

(ii) In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier), up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii) Upon approval by the Bonus Committee of Kyocera Corporation, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv) Other terms and conditions shall be provided for in an agreement between Kyocera Corporation and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of Kyocera Corporation.

Restriction on transfer of the stock acquisition rights	Transfer and pawn are prohibited.

<Stock acquisition rights approved at the stockholders’ meeting held on June 25, 2004>

As of June 30, 2008
Number of stock acquisition rights	3,525

Class of shares issued for stock acquisition rights	Common Stock

Number of shares issued for stock acquisition rights	352,500

Amount to be paid in upon exercise of stock acquisition rights	8,725

Exercise period for stock acquisition rights	From October 1, 2004 to September 30, 2008

Issue price of the shares to be issued upon exercise of stock acquisition rights	8,725

Amount out of issue price of new shares to be accounted as paid-in capital of Kyocera Corporation	4,363

Conditions for exercise of stock acquisition rights

(i) In order to exercise stock acquisition rights, the person who has been allocated such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of Kyocera Corporation or a subsidiary thereof at the time of exercise.

(ii) In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier), up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii) Upon approval by the Bonus Committee of Kyocera Corporation, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv) Other terms and conditions shall be provided for in an agreement between Kyocera Corporation and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of Kyocera Corporation.

Restriction on transfer of the stock acquisition rights	Transfer and pawn are prohibited.

<Stock acquisition rights approved at the stockholders’ meeting held on June 28, 2005>

As of June 30, 2008
Number of stock acquisition rights	6,552

Class of shares issued for stock acquisition rights	Common Stock

Number of shares issued for stock acquisition rights	655,200

Amount to be paid in upon exercise of stock acquisition rights	8,619

Exercise period for stock acquisition rights	From October 1, 2005 to September 30, 2008

Issue price of the shares to be issued upon exercise of stock acquisition rights	8,619

Amount out of issue price of new shares to be accounted as paid-in capital of Kyocera Corporation	4,310

Conditions for exercise of stock acquisition rights

(i) In order to exercise stock acquisition rights, the person who has been allocated such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of Kyocera Corporation or a subsidiary thereof at the time of exercise.

(ii) In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier), up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii) Upon approval by the Bonus Committee of Kyocera Corporation, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv) Other terms and conditions shall be provided for in an agreement between Kyocera Corporation and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of Kyocera Corporation.

Restriction on transfer of the stock acquisition rights	Transfer and pawn are prohibited.

(3) Rights Plan

Not applicable.

(4) Status of Common Stock and Capital

Period	Increased number of shares issued	Number of shares issued	Increased amount of capital	Total amount of capital	Increased amount of additional paid-in capital	Total amount of additional paid-in capital
	(Yen in millions, except number of shares)
Three months ended June 30, 2008	—	191,309,290	—	115,703	—	192,555

(5) Major Shareholders

None of the shareholders informed us a holder of over 5 % of the total issued voting shares of Kyocera Corporation in the three months ended June 30, 2008.

(6) Voting Rights

As Kyocera Corporation did not establish the record of shareholders as of June 30, 2008, the following tables show voting rights of common stock and treasury stock of Kyocera Corporation based on the record of shareholders as of March 31, 2008.

1) Shares issued

Type of shares	Number of shares	Number of voting rights
Shares without voting rights	—	—
Shares with limited voting rights	—	—
Shares with full voting rights (treasury stock)	1,855,100 shares of common stock	—
Shares with full voting rights (other)	189,021,100 shares of common stock	1,890,211
Shares constituting less than one unit	433,090 shares of common stock	—
Total number of shares issued	191,309,290 shares of common stock	—
Total voting rights of all shareholders	—	1,890,211

2) Treasury stock

Name of shareholder	Number of shares	Ownership (%)
Kyocera Corporation	1,855,100 shares	0.97
Note:	Kyocera Corporation could confirm only the record of treasury stock as of June 30, 2008 and its number was 1,742,600 shares.

2. Price Range of Shares

The following table shows price range of shares of Kyocera Corporation in the three months ended June 30, 2008.

	Tokyo Stock Exchange
	Price per share of common stock (yen)
	High	Low
April 2008	9,640	8,180
May 2008	10,340	9,410
June 2008	10,940	9,600

3. Directors

As of August 11, 2008, there has been no change in a member of Directors since Kyocera Corporation filed its Annual Report (“Yuukashouken-houkokusho”) for the year ended March 31, 2008 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan.

Item 5.	Accounting Information

1. Preparation of Consolidated Financial Statements

Pursuant to the article No. 93 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Ministry of Finance Ordinance No. 64, 2007), the quarterly consolidated financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America.

2. Report of Independent Auditor

In accordance with the article 193-2-1 of the Financial Instruments and Exchange Law, the quarterly consolidated financial statement for the three months ended June 30, 2008 was reviewed by Kyoto Audit Corporation.

CONSOLIDATED BALANCE SHEETS

	June 30, 2008	March 31, 2008
	(Unaudited)
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥311,681	¥447,586
Short-term investments (Note 4)	245,219	147,503
Trade notes receivables	22,441	20,375
Trade accounts receivables	222,711	205,522
Less allowances for doubtful accounts and sales returns	(4,609)	(4,352)
Finished goods and merchandise	113,554	101,353
Work in process	48,576	42,444
Raw material and supplies	68,294	61,415
Deferred income taxes	44,196	41,244
Other current assets	62,540	55,135

Total current assets	1,134,603	1,118,225

Non-current assets:
Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries	18,406	16,753
Securities and other investments (Note 4)	470,556	437,369

Total investments and advances	488,962	454,122

Property, plant and equipment (Note 5):
Land	59,580	57,155
Buildings	294,300	274,206
Machinery and equipment	752,824	718,812
Construction in progress	7,664	17,920
Less accumulated depreciation	(809,868)	(782,194)

Total property, plant and equipment	304,500	285,899

Goodwill (Note 3)	56,576	39,794
Intangible assets (Note 3)	47,090	29,829
Other assets	46,904	48,877

Total assets	¥2,078,635	¥1,976,746

CONSOLIDATED BALANCE SHEETS—(Continued)

	June 30, 2008	March 31, 2008
	(Unaudited)
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥8,436	¥7,279
Current portion of long-term debt (Note 5)	3,397	3,432
Trade notes and accounts payable	120,097	95,390
Other notes and accounts payable	68,878	66,757
Accrued payroll and bonus	51,868	43,207
Accrued income taxes	17,391	27,118
Other accrued liabilities	33,008	32,815
Other current liabilities	42,270	25,684

Total current liabilities	345,345	301,682

Non-current liabilities:
Long-term debt (Note 5)	6,810	8,298
Accrued pension and severance liabilities	15,049	15,041
Deferred income taxes	127,015	118,016
Other non-current liabilities	17,287	17,542

Total non-current liabilities	166,161	158,897

Total liabilities	511,506	460,579

Minority interests in subsidiaries	68,887	65,002

Commitments and contingencies (Note 7)

Stockholders’ equity:
Common stock	115,703	115,703
Additional paid-in capital	162,949	162,864
Retained earnings (Note 8)	1,153,894	1,143,821
Accumulated other comprehensive income (Notes 6 and 8)	80,062	44,066
Treasury stock, at cost	(14,366)	(15,289)

Total stockholders’ equity	1,498,242	1,451,165

Total liabilities, minority interests and stockholders’ equity	¥2,078,635	¥1,976,746

CONSOLIDATED STATEMENT OF INCOME (Unaudited)

Three months ended June 30, 2008
(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥331,758
Cost of sales	238,948

Gross profit	92,810
Selling, general and administrative expenses	64,848

Profit from operations	27,962

Other income (expenses):
Interest and dividend income	5,910
Interest expense	(207)
Foreign currency transaction gains, net (Note 6)	1,322
Equity in earnings of affiliates and unconsolidated subsidiaries	1,485
Other, net	433

Total other income	8,943

Income before income taxes and minority interests	36,905
Income taxes	13,746
Income before minority interests	23,159
Minority interests	(1,197)

Net income	¥21,962

Earnings per share (Note 11):
Net income:
Basic	¥115.89
Diluted	¥115.82
Weighted average number of shares of common stock outstanding:
Basic	189,502
Diluted	189,623

CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)

Three months ended June 30, 2008
(Yen in millions)
Cash flows from operating activities:
Net income	¥21,962
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,968
Provision for doubtful accounts	132
Write-down of inventories	1,932
Minority interests	1,197
Equity in earnings of affiliates and unconsolidated subsidiaries	(1,485)
Foreign currency adjustments	397
Change in assets and liabilities:
Decrease in receivables	34,137
Increase in inventories	(7,239)
Decrease in other current assets	4,004
Decrease in notes and accounts payable	(32,079)
Decrease in accrued income taxes	(11,067)
Increase in other current liabilities	9,770
Decrease in other non-current liabilities	(940)
Other, net	(3,051)

Total adjustments	18,676

Net cash provided by operating activities	40,638

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(4,813)
Payments for purchases of held-to-maturity securities	(9,345)
Proceeds from sales of available-for-sale securities	7,533
Proceeds from maturities of held-to-maturity securities	8,295
Acquisitions of businesses, net of cash acquired (Notes 3 and 12)	(35,149)
Payments for purchases of property, plant and equipment	(22,927)
Payments for purchases of intangible assets	(4,024)
Proceeds from sales of property, plant and equipment, and intangible assets	629
Acquisition of certificate of deposits and time deposits	(146,762)
Withdrawal of certificate of deposits and time deposits	33,853
Other, net	(530)

Net cash used in investing activities	(173,240)

Cash flows from financing activities:
Increase in short-term debt	689
Payments of long-term debt	(1,731)
Dividends paid	(11,419)
Payments for purchase of treasury stock	(37)
Proceeds from reissuance of treasury stock	1,004
Other, net	(657)

Net cash used in financing activities	(12,151)

Effect of exchange rate changes on cash and cash equivalents	8,848

Net decrease in cash and cash equivalents	(135,905)
Cash and cash equivalents at beginning of period	447,586

Cash and cash equivalents at end of period	¥311,681

<NOTES TO THE QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS>

1. Accounting Principles, Procedures and Financial Statements’ Presentation

In December 1975, Kyocera Corporation filed a registration statement, Form S-1 and a registration form for American Depositary Receipt (ADR), in accordance with the Securities Exchange Act of 1933, with the United States Securities and Exchange Commission (SEC) and made a registration of its common stock and ADR there. In accordance with the mentioned act, Kyocera Corporation again filed Form S-1 and a registration form for ADR with the SEC in February 1980, and listed its ADR on the New York Stock Exchange in May 1980.

Kyocera Corporation has filed Form 20-F as an annual report with the SEC, which includes the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, under the section 13 of the Securities Exchange Act of 1934. Kyocera Corporation has also prepared quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, however, certain footnotes required by accounting principles generally accepted in the United States of America are omitted. The following are accounting principles and regulations with which Kyocera Corporation is required to comply: Regulations for filing and reporting to the SEC (Regulation S-X, Accounting Series Releases, Staff Accounting Bulletins, and etc.), Statements of Financial Accounting Standards Board (SFAS), Accounting Principles Board (APB) Opinions and Accounting Research Bulletin (ARB), among others.

The following paragraphs identify the significant areas where a method other than that prescribed by “Regulation Concerning Quarterly Consolidated Financial Statement” was used and the method the company followed.

(1) Revenue Recognition

Kyocera adopts Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements.”

(2) Foreign Currency Translation and Forward Exchange Contracts

Assets and liabilities denominated in foreign currencies and financial statements of foreign subsidiaries are translated based on SFAS No. 52 “Foreign Currency Translation.” Forward exchange contracts are accounted for by SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of SFAS No. 133.”

(3) Benefit Plans

Kyocera applies SFAS No. 87 “Employer’s Accounting for Pensions” and SFAS No.158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans.”

(4) Minority Interests

Minority interests are presented as a separate category between liabilities and stockholders’ equity in the consolidated balance sheets.

(5) Comprehensive Income

Kyocera applies SFAS No. 130 “Reporting Comprehensive Income”, which defines comprehensive income as the change in equity except for capital transaction and it consists of net income and other comprehensive income. Other comprehensive income includes foreign currency translation adjustments, pension adjustments, net unrealized gains (losses) on securities and on derivative financial instruments.

(6) Stock Issuance Costs

Stock issuance costs, net of tax are deducted from the additional paid-in capital.

(7) Business Combinations

Kyocera adopts SFAS No. 141 “Business Combinations.”

(8) Goodwill and Other Intangible Assets

Kyocera adopts SFAS No. 142 “Goodwill and Other Intangible Assets.”

(9) Derivative Financial Instruments

Kyocera adopts SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of SFAS No. 133.”

(10) Lease Accounting

Kyocera adopts SFAS No. 13 “Accounting for Leases.”

(11) Unused Compensated Absence

Kyocera adopts SFAS No. 43 “Accounting for Compensated Absence.”

2. Summary of Accounting Policies

(1) Basis of Consolidation and Accounting for Investments in Affiliated Companies

The consolidated financial statements include the accounts of Kyocera Corporation, its majority-owned subsidiaries and a variable interest entity for which Kyocera Corporation is the primary beneficiary under Financial Accounting Standard Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies are accounted for under the equity method, whereby Kyocera includes in net income its equity in the earnings or losses from these companies.

The consolidated variable interest entity for which Kyocera Corporation is the primary beneficiary does not have a material effect on Kyocera’s financial position and results of operations.

	(Number of companies)	(Major companies)
Consolidated subsidiaries:	175	Kyocera Mita Corporation
		AVX Corporation
		Kyocera International Inc.

Affiliates and unconsolidated subsidiaries:	11	Willcom, Inc.

(2) Revenue Recognition

Kyocera sells various types of products, including fine ceramic parts, semiconductor parts, and telecommunications equipment. Kyocera recognizes revenue upon completion of the earnings process, which occurs when products are shipped or delivered to customers in accordance with the terms of an agreement of sale, there is a fixed or determinable selling price, title and risk of loss have been transferred, and collectibility is reasonably assured. Most of these conditions are satisfied at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment (FOB shipping) for export sales.

Sales returns

Kyocera records an estimated sales return allowance at the time of sales based on its historical returns experience.

Products warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty based on its historical repair experience.

(3) Cash and Cash Equivalents

Cash and cash equivalents include time deposits and certificates of deposit with original maturities of three months or less.

(4) Translation of Foreign Currencies

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average rates of exchange for the respective years. Translation adjustments result from the process of translating foreign currency financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are reported in other comprehensive income.

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Allowances for Doubtful Accounts

Kyocera maintains allowances for doubtful accounts related to trade note receivables, trade accounts receivables and finance receivables for estimated losses resulting from customers’ inability to make timely payments. Kyocera’s estimates are based on various factors including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral. The amounts of allowances for doubtful accounts are included in other assets at June 30, 2008 and at March 31, 2008 were ¥2,155 million and ¥1,962 million, respectively.

(6) Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the average method for approximately 69% and 66% of finished goods and work in process as well as approximately 16% and 17% of raw material and supplies at June 30, 2008 and March 31, 2008, respectively. The first-in, first-out method is applied to the other inventories. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(7) Securities

Certain investments in debt and equity securities are accounted for under SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities.” Securities classified as available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost.

Kyocera evaluates whether the declines in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

(8) Property, Plant and Equipment and Depreciation

Property, Plant and Equipment are recorded at cost less accumulated depreciation. Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

The cost of maintenance, repairs and minor renewals is charged to expense in the year incurred; major renewals and betterments are capitalized. When assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the year of disposal, and costs and accumulated depreciation are removed from accounts.

(9) Goodwill and Other Intangible Assets

Kyocera has adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” This requires that, rather than being amortized, goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated useful lives for intangible assets are as follows:

Patent rights	2 to 10 years
Software	2 to 8 years
Customer relationships	4 to 18 years

(10) Impairment of long-lived assets

Pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Kyocera reviews its long-lived assets and intangible assets with definite useful lives for impairment periodically. Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

(11) Derivative Financial Instruments

Kyocera utilizes derivative financial instruments to manage its exposure resulting from fluctuations of foreign currencies and interest rates. These derivative financial instruments include foreign currency forward contracts and interest rate swaps. Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Kyocera applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities an Amendment of SFAS No. 133.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged in current earnings. However cash flow hedges which meet the criteria of SFAS No. 133 may qualify for hedge accounting treatment. Changes in the fair value of the effective portion of these hedge derivatives are deferred in other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts and interest rate swaps as cash flow hedges under SFAS No. 133. Most of Kyocera’s foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities. Accordingly, Kyocera records changes in fair value of these foreign currency forward contracts currently in earnings. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes all derivatives designated as cash flow hedge are linked to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When hedge accounting is discontinued, the derivative will continue to be carried on the balance sheet at its fair value, with deferred unrealized gains or losses charged immediately in current earnings.

(12) Stock-Based Compensation

Kyocera adopted SFAS No. 123 (revised 2004) (SFAS No. 123R), “Share-Based Payment” and recognized the cost resulting from share-based payment transactions in financial statements by adopting fair-value based measurement method in accordance with SFAS No. 123R. Under the modified prospective method of adoption for SFAS No. 123R, Kyocera recognized compensation cost which includes: (a) compensation cost for all stock options granted prior to, but not yet vested as of April 1, 2006, and (b) compensation cost for all stock options granted or modified subsequent to April 1, 2006.

(13) Earnings and Cash Dividends per Share

Basic earnings per share is computed based on the weighted average number of shares outstanding during each period. Diluted earnings per share assumes the dilution that could occur if all stock options were exercised and resulted in the issuance of common stock.

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the period in which they are paid.

(14) Research and Development Expenses and Advertising Expenses

Research and development expenses and advertising expenses are charged to operations as incurred.

(15) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. However, actual results could differ from those estimates.

(16) Recently Adopted Accounting Standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements related to financial assets and financial liabilities are effective April 1, 2008. The adoption of SFAS No. 157 for financial assets and financial liabilities has no material impact on Kyocera’s consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132 (R).” SFAS No. 158 requires an employer to measure the funded status of a benefit plan as of the date of its fiscal year-end statement of financial position for the years ending after December 15, 2008. Kyocera adopts this measurement date provision in the year ending March 31, 2009 and starts to measure the funded status of its benefit plans at the date of its fiscal year-end statement of financial position. As a result of applying the transition method of this provision, retained earnings and other comprehensive income at April 1, 2008 decreased by ¥522 million and ¥418 million, respectively.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115.” SFAS No.159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS No.159 is effective beginning after April 1, 2008. The adoption of SFAS No. 159 has no material impact on Kyocera’s consolidated results of operations or financial position.

(17) Recently Issued Accounting Standards

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (SFAS No. 141R), “Business Combinations”, which requires assets, liabilities and noncontrolling interests be measured at fair value. Under SFAS No. 141R, transaction and restructuring costs are required to be generally expensed, as well as contingent consideration and in-process research and development be recorded at fair value on acquisition date as a part of fair value of acquired business. In addition, any tax adjustment made after the measurement period impacts income tax expenses. SFAS No. 141R is effective for fiscal years beginning on or after December 15, 2008. Kyocera will assess the impact of SFAS No. 141R on any future acquisition.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement an Amendment of Accounting Research Bulletin No. 51”. SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Kyocera is currently evaluating the impact that SFAS No. 160 will have on Kyocera’s consolidated results of operations and financial position.

In February 2008, the FASB issued FASB Staff Position (FSP) 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (FSP 157-1) and FSP 157-2, “Effective Date of FASB Statement No. 157” (FSP 157-2). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities. Kyocera is currently evaluating the impact that SFAS No. 157 will have on Kyocera’s consolidated results of operations and financial position when it is applied to non-financial assets and non-financial liabilities beginning after April 1, 2009.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative instruments and Hedging Activities an Amendment of FASB Statement No. 133”. SFAS No. 161 requires enhanced disclosures regarding an entity’s derivative and hedging activities to provide adequate information about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SAFS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective beginning after November 15, 2008. As SFAS No. 161 does not impact the measurement or recognition of derivative instruments, the adoption of the SFAS No. 161 will not have any impact on Kyocera’s financial position, financial performance and cash flows.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States of America. The sources of accounting principles that are generally accepted are categorized in descending order as follows:

a)	FASB Statements of Financial Accounting Standards and Interpretations, FASB Statement 133 Implementation Issues, FASB Staff Positions and American Institute of Certified Public Accountants (AICPA) Accounting Research Bulletins and Accounting Principles Board Opinions that are not superseded by actions of the FASB

b)	FASB Technical Bulletins and, if cleared by the FASB, AICPA Industry Audit and Accounting Guides and Statements of Position

c)	AICPA Accounting Standards Executive Committee Practice Bulletins that have been cleared by the FASB, consensus positions of the FASB Emerging Issues Task Force (EITF) and the Topics discussed in Appendix D of EITF Abstracts (EITF D-Topics) and

d)	Implementation guides (Q&As) published by the FASB staff, AICPA Accounting Interpretations, AICPA Industry Audit and Accounting Guides and Statements of Position not cleared by the FASB and practices that are widely recognized and prevalent either generally or in the industry

The adoption of SFAS No. 162 is not expected to have any impact on Kyocera’s financial position, financial performance and cash flows.

(18) Reclassifications

Certain reclassifications of previously reported amounts have been made to the consolidated balance sheet at March 31, 2008 in order to conform to the current period presentation. Such reclassifications have no effect on net assets, net income and cash flows.

3. Business Combination

On April 30, 2008, Kyocera Mita Corporation acquired the development operations related to digital multi-function devices for printers and copy machines from Peerless System Corp. On May 30, 2008, Kyocera Mita America, Inc., a subsidiary of Kyocera Mita Corporation, acquired all operations and related assets of Internetworking Innovations, Inc., a sales company of information equipment. On June 30, 2008, Kyocera Industrial Ceramics Corp. acquired all of the outstanding capital stock of On Time Machining Company, a manufacturing and sales company of cutting tools. Impact of these acquisitions on Kyocera’s consolidated results of operations and financial position was not material.

On April 1, 2008, Kyocera acquired the mobile phone related business and its related assets and liabilities from SANYO through corporate split. The result of operations of the acquired business was included into Kyocera’s consolidated financial statement since the acquisition date and for the segment reporting, it is reported in the Telecommunications Equipment Group. The acquired business consists of the development, manufacturing and sales of mobile phones, PHS and wireless communication systems in Japan and overseas. The acquired business has sales offices and research and development facilities in Japan, sales locations in North America and a manufacturing facility in Malaysia. Kyocera pursues synergies between distribute channels in North America, development activities and design technologies of the acquired business and its existing management resources.

Kyocera has used the purchase method of accounting to record assets acquired and liabilities assumed in accordance with SFAS No. 141 “Business Combinations.”

As of June 30, 2008, the purchase price and the allocation of purchase price have not been determined due to an incompleteness of closing adjustments for the acquisition costs on the final agreement. Accordingly, the purchase price and the allocation of purchase price may be adjusted additionally based on the determination of the acquisition costs and the completion of valuations.

The related assets and liabilities were recorded based upon their estimated relative fair values at the date of acquisition with the excess being allocated to goodwill as shown in the following table. Current liabilities in the following table include an amount of payables as of the purchase date that were not individually stated within the purchase agreement which were collectively assumed from SANYO. As such these payables have been included in the allocation of purchase price.

April 1, 2008
(Yen in millions)
Current assets	¥45,922
Non-current assets	31,275

Total assets	77,197

Current liabilities	46,951
Non-current liabilities	3,537

Total liabilities	50,488

Total identified assets and liabilities	26,709

Purchase price	40,948

Goodwill	¥14,239

4. Investment in Debt and Equity Securities

Investments in debt and equity securities as of June 30, 2008 and March 31, 2008, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows:

	June 30, 2008				March 31, 2008
	Cost*	Aggregate fair value	Gross unrealized gains	Gross unrealized losses	Cost*	Aggregate fair value	Gross unrealized gains	Gross unrealized losses
	(Yen in millions)
Available-for-sale securities:
Corporate debt securities	¥7,806	¥7,780	¥91	¥117	¥9,205	¥8,971	¥46	¥280
Other debt securities	5,000	4,862	—	138	5,538	5,377	2	163
Equity securities	275,673	413,926	140,376	2,123	275,984	386,162	113,327	3,149

Total available-for-sale Securities	288,479	426,568	140,467	2,378	290,727	400,510	113,375	3,592

Held-to-maturity securities:
Other debt securities	17,918	17,883	—	35	15,904	15,989	85	—

Total held-to-maturity Securities	17,918	17,883	—	35	15,904	15,989	85	—

Total investments in debt and equity securities	¥306,397	¥444,451	¥140,467	¥2,413	¥306,631	¥416,499	¥113,460	¥3,592

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sales securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

5. Assets Pledged as Collateral and Liabilities with Assets Pledged

Kyocera’s assets pledged as collateral for long-term debt at June 30, 2008 and at March 31, 2008 amounted to ¥5,077 million and ¥5,145 million of property and equipment, net of accumulated depreciation, respectively.

Kyocera’s current portion of long-term debt with assets pledged at June 30, 2008 and at March 31, 2008 amounted to ¥604 million and ¥691 million, respectively. Kyocera’s long-term debt (excluding current portion) with assets pledged at June 30, 2008 and at March 31, 2008 amounted to ¥1,787 million and ¥1,894 million, respectively.

6. Derivative Financial Instruments and Hedging Activities

Kyocera’s activities are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Approximately 60% of Kyocera’s revenue is generated from overseas customers, which exposes Kyocera to foreign currency exchange rates fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts, to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that may use derivative financial instruments, such as interest rate swaps, to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera became exposed itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (1) entering into transactions with creditworthy counterparties, (2) limiting the amount of exposure to each counterparty, and (3) monitoring the financial condition of its counterparties.

Cash Flow Hedges

Kyocera uses certain foreign currency forward contracts designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. During the three months ended June 30, 2008, Kyocera recorded ¥194 million of foreign currency transaction gains, net in the consolidated statements of income, which was charged from deferred net gains in accumulated other comprehensive income.

Kyocera also uses interest rate swaps mainly to convert a portion of its variable rate debt to fixed rates. Kyocera recognized deferred net losses of ¥66 million and deferred net gains of ¥196 million in accumulated other comprehensive income at June 30, 2008 and at March 31, 2008.

Other Derivatives

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currency, principally the U.S. dollar, Euro and STG. Kyocera purchases foreign currency forward contracts with terms normally lasting less than four months to protect against the adverse effects that exchange-rate fluctuations may have on foreign-currency-denominated trade receivables and payables. The gains and losses on both the derivatives and the foreign currency-denominated trade receivable and payable are recorded as foreign currency transaction gains (losses), net in the consolidated statement of income. Kyocera does not adopt hedge accounting for such derivatives.

The aggregate contract amounts of derivative financial instruments to which hedge accounting is not applied are as follows:

	June 30, 2008	March 31, 2008
	(Yen in millions)
Foreign currency forward contracts to sell	¥136,359	¥123,560
Foreign currency forward contracts to purchase	15,915	11,321
Currency swaps	445	417

7. Commitments and Contingencies

As of June 30, 2008, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥14,615 million due within one year.

Kyocera is lessee under long-term operating leases primarily for office space and equipment. Future minimum lease commitments under non-cancelable operating leases at June 30, 2008 are as follows:

(Yen in millions)
Due within 1 year	¥5,862
Due after 1 year within 2 years	4,053
Due after 2 years within 3 years	2,359
Due after 3 years within 4 years	1,259
Due after 4 years within 5 years	877
Thereafter	1,683

¥16,093

Kyocera has entered into material supply agreements for a significant portion of anticipated material used in its operations. Under those agreements, during the three months ended June 30, 2008, Kyocera purchased ¥2,023 million and is obligated to purchase ¥170,860 million in total by the end of December 2019.

Kyocera guarantees the debt of employees, an investee and an unconsolidated subsidiary. At June 30, 2008, the total amount of these guarantees was ¥852 million. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers.

AVX has been named as a potentially responsible party (PRP) in state and federal administrative proceedings seeking contribution for costs associated with the correction and remediation of environmental conditions at various waste disposal and operating sites. To resolve AVX’s liability at each of the sites at which AVX has been named a PRP, AVX has entered into various administrative orders and consent decrees with federal and state regulatory agencies. AVX has paid, or reserved for, all estimated amounts required under the terms of these orders and decrees corresponding to AVX’s apportioned share of the liabilities.

In July 2007, AVX received oral notification from the Environmental Protection Agency (EPA), and in December 2007, written notification from the U.S. Department of Justice indicating that the United States is preparing to exercise the reopener provision under a 1991 consent decree relating to the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts. The EPA has indicated that remediation costs through December 6, 2007 (which remediation is ongoing) are approximately ¥33,761 million. AVX has not yet completed an investigation of the monies spent or its available defenses in light of the notification. AVX has also not yet determined whether or to what extent other parties may bear responsibility for these costs.

On April 1, 2008, the U.S. Department of Justice indicated that the future work to be performed at the harbor is expected to exceed hundreds of millions of dollars under current estimates. AVX met with the U.S. Department of Justice, the EPA, and the Commonwealth of Massachusetts most recently in June 2008, and toured the harbor area in July 2008. At those meetings, the EPA described the ongoing remediation activity, and potential changes to such remediation. The EPA indicated that the timing and ultimate cost of the remediation depends on the level of annual funding available, and the effectiveness of various remediation methods. AVX anticipates further discussions with the U.S. Department of Justice, the EPA and the Commonwealth of Massachusetts.

The potential impact of this matter on Kyocera’s financial position, results of operations and cash flows cannot be determined at this time.

Kyocera is subject to various lawsuits and claims which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount is reasonably estimated. However, based on the information available, management believes that damages, if any, resulting from these actions will not have a significant effect on Kyocera’s consolidated results of operations and financial position.

8. Stock holder’s equity

As of June 30, 2008, Kyocera issued 191,309 thousand shares of common stock and held 1,743 thousand shares of treasury stock.

As of June 30, 2008, Kyocera’s equity in retained earnings or deficits of affiliates and unconsolidated subsidiaries accounted for by the equity method of accounting amounted to ¥ (5,776 million) and was included in its consolidated retained earnings.

Based on the resolution for the payment of year-end dividends at the general meeting of shareholders held on June 26, 2008, Kyocera paid cash dividends totaling ¥11,367 million, ¥60 per share of common stock on June 27, 2008 to stockholders of record on March 31, 2008.

Changes in accumulated other comprehensive income are as follows:

	Foreign Currency Translation Adjustments	Pension Adjustments	Net Unrealized Gains on Securities	Net Unrealized Gains (Losses) on Derivative Financial Instruments	Total Accumulated Comprehensive Income
	(Yen in millions)
Balance at March 31, 2008	¥(33,794)	¥12,865	¥64,799	¥196	¥44,066
Adjustment for initially applying SFAS No.158, net of taxes	—	(418)	—	—	(418)
Net change for the three months ended June 30, 2008	20,529	(508)	16,655	(262)	36,414

Balance at June 30, 2008	¥(13,265)	¥11,939	¥81,454	¥(66)	¥80,062

9. Supplemental Expense Information

Research and development expenses in the three months ended June 30, 2008 amounted to ¥16,914 million. Advertising expenses in the three months ended June 30, 2008 amounted to ¥2,234 million. Shipping and handling cost included in selling, general and administrative expenses in the three months ended June 30, 2008 amounted to ¥4,552 million.

10. Segment Reporting

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment etc.

Kyocera categorizes its operations into seven reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others.

Main products or businesses of each reporting segment are as follows:

(Fine Ceramic Parts Group)

Information & Telecommunication Components

Sapphire Substrates

Components for Semiconductor Processing Equipment

Components for LCD Manufacturing Equipment

Automotive Components

General Industrial Ceramic Components

(Semiconductor Parts Group)

Surface Mount Device (SMD) Ceramic Packages

CCD / CMOS Sensor Ceramic Packages

LSI Ceramic Packages

Wireless Communication Device Packages

Optical Communication Device Packages and Components

Organic Multilayer Packages and Substrates

(Applied Ceramic Products Group)

Residential and Industrial Solar Power Generating Systems

Solar Cells and Modules

Cutting Tools

Micro Drills

Jewelry and Application Products

Medical and Dental Implants

(Electronic Device Group)

Ceramic Capacitors

Tantalum Capacitors

Timing Devices [Temperature Compensated Crystal Oscillators (TCXOs), Crystal Units, Ceramic Resonators]

Surface Acoustic Wave (SAW) filters

RF Modules

Connectors

Thermal Printheads

LED Printheads

Amorphous Silicon Photoreceptor Drums

Liquid Crystal Displays

(Telecommunications Equipment Group)

CDMA Mobile Phone Handsets

Personal Handy Phone System (PHS) Related Products [PHS Mobile Phone Handsets, PHS Base Stations, High Speed Wireless Data Transmission Systems]

(Information Equipment Group)

ECOSYS Printer

Copying Machines

Multifunction Peripheral

(Others)

Telecommunication Engineering Business

Information and Communication Technology Business

Management Consulting Business

Chemical Materials for Electronic Components

Electrical Insulators

Molded Products

Optical Components

Hotel Business

Realty Development Business

Insurance Agent and Travel Agent Business

Commencing the three months ended June 30, 2008, the mobile phone related business acquired from SANYO has been reported in “Telecommunications Equipment Group.”

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings, income taxes and minority interest.

Kyocera’s sales to KDDI Corporation Group, which was mainly recorded at the Telecommunications Equipment Group, for the three months June 30, 2008, was ¥45,862 million, and comprised of 13.8% to consolidated net sales.

Information by reporting segments for the three months ended June 30, 2008 is summarized as follows:

Reporting Segments

Three months ended June 30, 2008
(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥18,776
Semiconductor Parts Group	41,167
Applied Ceramic Products Group	41,163
Electronic Device Group	67,714
Telecommunications Equipment Group	75,995
Information Equipment Group	61,114
Others	32,178
Adjustments and eliminations	(6,349)

¥331,758

Operating profit:
Fine Ceramic Parts Group	¥1,800
Semiconductor Parts Group	6,198
Applied Ceramic Products Group	9,307
Electronic Device Group	5,229
Telecommunications Equipment Group	1,151
Information Equipment Group	6,887
Others	543

31,115

Corporate	4,181
Equity in earnings of affiliates and unconsolidated subsidiaries	1,485
Adjustments and eliminations	124

Income before income taxes	¥36,905

Depreciation and amortization:
Fine Ceramic Parts Group	¥1,830
Semiconductor Parts Group	3,099
Applied Ceramic Products Group	2,279
Electronic Device Group	5,826
Telecommunications Equipment Group	4,517
Information Equipment Group	2,978
Others	1,753
Corporate	686

¥22,968

Three months ended June 30, 2008
(Yen in millions)
Capital expenditures:
Fine Ceramic Parts Group	¥1,271
Semiconductor Parts Group	2,142
Applied Ceramic Products Group	2,312
Electronic Device Group	5,927
Telecommunications Equipment Group	1,232
Information Equipment Group	1,764
Others	1,210
Corporate	2,109

¥17,967

Geographic segments

Three months ended June 30, 2008
(Yen in millions)
Japan	¥139,835
United States of America	60,949
Europe	56,946
Asia	53,177
Others	20,851

Net sales	¥331,758

In “Europe” “Asia”, and “Others,” there are no individual countries in which sales were a material portion of Kyocera’s net sales.

Geographic Segments (Sales and Operating Profit by Geographic area)

Three months ended June 30, 2008
(Yen in millions)
Net sales:
Japan	¥146,839
Intra-group sales and transfer between geographic areas	107,640

254,479

United States of America	73,032
Intra-group sales and transfer between geographic areas	7,773

80,805

Europe	59,313
Intra-group sales and transfer between geographic areas	8,290

67,603

Asia	46,437
Intra-group sales and transfer between geographic areas	59,786

106,223

Others	6,137
Intra-group sales and transfer between geographic areas	3,502

9,639

Adjustments and eliminations	(186,991)

¥331,758

Three months ended June 30, 2008
(Yen in millions)
Operating profit
Japan	¥24,081
United States of America	2,307
Europe	2,202
Asia	4,384
Others	497

33,471
Adjustments and eliminations	(2,232)

31,239
Corporate	4,181
Equity in earnings of affiliates and unconsolidated subsidiaries	1,485

Income before income taxes	¥36,905

11. Per Share Information

(1) Stockholders’ equity per share

Kyocera’s stockholders’ equity per share at June 30, 2008 and at March 31, 2008 was ¥7,903.51 and ¥7,659.72, respectively. Number of shares, which were used for the calculation of stockholders’ equity per share, at June 30, 2008 and at March 31, 2008, was 189,567 thousand and 189,454 thousand, respectively.

(2) Earnings per Share

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations is as follows:

Three months ended June 30, 2008
(Yen in millions and shares in thousands, except per share amounts)
Net income	¥21,962

Basic earnings per share:
Net income	¥115.89
Diluted earnings per share:
Net income	¥115.82

Basic weighted average number of shares outstanding	189,502
Dilutive effect of stock options	121
Diluted weighted average number of shares outstanding	189,623

12. Supplemental Cash Flow Information

Supplemental information related to the Consolidated Statement of Cash Flows is as follows:

Three months ended June 30, 2008
(Yen in millions)
Cash paid during the period for:
Interest	¥507
Income taxes	26,134
Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	¥977
Acquisitions of businesses:
Fair value of assets acquired	¥96,204
Fair value of liabilities assumed	(50,643)
Cash acquired	(10,464)

Subtotal	35,097

Additional payment for an acquisition of business in the previous year	52

Total	¥35,149

13. Subsequent Events

Not Applicable.

Quarterly Review Report of Independent Auditors

August 8, 2008

To the Board of Directors

Kyocera Corporation

Kyoto Audit Corporation

Hirokaze Hanai, Partner and CPA

Keiichiro Kagi, Partner and CPA

We have reviewed the accompanying quarterly consolidated financial statements, namely the quarterly consolidated balance sheet, quarterly consolidated statement of income and quarterly consolidated statement of cash flow of Kyocera Corporation and its consolidated subsidiaries for the three-month period then ended (from April 1, 2008 to June 30, 2008) of the fiscal year from April 1, 2008 to March 31, 2009, included in “Accounting Information” section, to provide our opinion in accordance with the section 193-2, Article 1 of the Financial Instruments and Exchange Law of Japan. The quarterly consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the quarterly consolidated financial statements based on our review.

We conducted our review in accordance with Quarterly Review Standards generally accepted in Japan. A review consists principally of making inquiries of management and persons responsible for finance and accounting matters, applying analytical procedures applied to financial data and certain additional review procedures. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards.

Based on our quarterly review, we are not aware of any material modifications that should be made to the financial position of Kyocera Corporation and its consolidated subsidiaries as of June 30, 2008 and their result of operation and their cash flow for the three-month period then ended (from April 1, 2008 to June 30, 2008) of quarterly consolidated financial statements referred to above in order for them to be in conformity with accounting principles generally accepted in the United States of America (refer to note 1 of the quarterly consolidated financial statements).

We have no relationships with the Company to be disclosed pursuant to the provision of the Certified Public Accountants Law of Japan.